UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

On November 26, 2024, CN Energy Group. Inc. (the “Company”) received a written notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, while the Company has not regained compliance with the minimum $1.00 bid price per share requirement (the “Minimum Bid Price Requirement”), Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until May 27, 2025 (the “Second Compliance Period”), to regain compliance. Nasdaq's determination was based on (i) the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and (ii) the Company’s written notice to Nasdaq of its intention to cure the deficiency during the Second Compliance Period by effecting a reverse stock split, if necessary.

If at any time during the Second Compliance Period, the closing bid price of the Company’s Class A ordinary shares meets or exceeds US$1.00 per share for at least ten consecutive business days, Nasdaq will provide written confirmation of compliance, and this matter will be closed.

The Company intends to continue to actively monitor its compliance with the Minimum Bid Price Requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance, including the implementation of a reverse share split, if necessary.

On December 3, 2024, the Company issued a press release disclosing its receipt of the Nasdaq notice regarding Second Compliance Period. A copy of the aforesaid press release is filed herewith as Exhibit 99.1.

EXHIBIT

Exhibit No.	Description
99.1	Press Release

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: December 4, 2024	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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